Exhibit 99.1

Hut 8 Reports Operating and Financial Results for Q3 2022

Strong quarterly revenue of $31.7 million

Bitcoin holdings increased 13.3% in Q3 to 8,388 as at September 30, 2022

Achieved adjusted EBITDA(i) of $2.1 million

TORONTO, ON, November 10, 2022 -- Hut 8 Mining Corp. (Nasdaq | TSX: HUT), (“Hut 8” or the “Company”) one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, is pleased to announce its financial results for the quarter ended September 30, 2022 (“Q3 2022”). All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“Throughout the quarter, we remained laser focused on optimizing our operations across both mining and high performance computing, while continuing to grow our HPC capabilities and attract new Blockchain customers,” said Hut 8 CEO Jaime Leverton. “With the largest self-mined unencumbered Bitcoin stack of any publicly traded company, we continue to mine at modest costs despite fluctuating power prices, increasing network difficulty, and sustained pressure on the price of Bitcoin.”

“Our conservative approach to managing our balance sheet continues to be paramount for us at Hut 8,” said Shane Downey, CFO of Hut 8.  “Notably, we improved our mining capacity by 10% while reducing the average cost to mine each Bitcoin by 29%, when compared to the second quarter of 2022. We remain steadfastly committed to effectively managing capital in today’s challenging environment and believe we are well positioned to deliver shareholder value in 2023 and beyond.”

Q3 2022 HIGHLIGHTS

•	Revenue decreased by $18.6 million to $31.7 million in Q3 2022 compared to $50.3 million for the quarter ended September 30, 2021 (“Q3 2021”).

•	The Company mined 982 Bitcoin in Q3 2022, an 8.5% increase compared to Q3 2021 due to an increase in hashrate from the expansion of the Company fleet of miners and mining activities.

•	Hut 8’s high performance computing operations generated $4.4 million of revenue in the quarter, the majority of which is monthly recurring revenue.

•
The Company installed an aggregate of 2,205 new MicroBT M30S, M30S+, M30S++ and M31S+ miners at its three mining sites during Q3 2022. The installation of these miners brought Hut 8’s operating capacity to 3.07 EH/s as of September 30, 2022, an increase of 10% in hashrate compared to June 30, 2022.

(i) EBITDA, Adjusted EBITDA and mining profit are non-IFRS performance measures; refer to the Non-IFRS Measures section of this press release.

FINANCIAL SUMMARY

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands, except per share amounts)	2022	2021	2022	2021
Operating results
Digital assets mined	982	905	2,870	1,997

Financial results
Total revenue	$31,671	$50,341	$128,849	$115,873
Net (loss) income	(23,786)	23,374	(56,145)	38,468
Mining profit (i)	9,300	33,509	57,113	70,596
Adjusted EBITDA (i)	2,078	30,720	35,949	61,328

Per share
Net income - basic	$(0.12)	$0.16	$(0.31)	$0.30
Net income - diluted	$(0.12)	$0.15	$(0.31)	$0.28
(i)	Non-IFRS measure - see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.
	As At
(CAD thousands)	September 30, 2022	December 31, 2021
Financial position
Cash	$33,021	$140,127
Total digital assets	223,420	323,946
Total assets	561,918	720,709
Total liabilities	67,141	154,741
Total shareholder’s equity	494,777	565,968

Revenue for Q3 2022 was $31.7 million compared to $50.3 million in Q3 2021. The decrease was primarily driven by the Company’s digital asset mining operations, where the Company mined 982 Bitcoin and generated $27.3 million of revenue, versus 905 Bitcoin mined and $47.9 million of revenue in Q3 2021. The increase in Bitcoin mined is due to the increase in Hut 8’s average hashrate. The Company’s newly-acquired high performance computing operations generated $4.4 million of primarily recurring revenue in the quarter.

Net loss for Q3 2022 was $23.8 million and net loss per share was $0.12, compared to net income of $23.4 million and net income per share of $0.16 for the same period in 2021. The change reflects the lower revenue from digital asset mining operations and higher cost of revenue in Q3 2022.

Mining profit(i) was $9.3 million in Q3 2022, compared to $33.5 million in Q3 2021. The change is mainly due to a lower average Bitcoin price and increased average power costs, which were partially offset by the revenue associated with the higher number of Bitcoin mined.

Adjusted EBITDA(i) was $2.1 million, compared to $30.7 million in Q3 2021. Contributions from high performance computing operations were offset by compressed mining margins.

Cost of revenue consists of site operating costs and depreciation and was $45.6 million for Q3 2022 compared to $21.2 million in Q3 2021. Site operating costs for the quarter ended September 30, 2022, was $20.3 million, of which $18.0 million was attributable to our mining operations and $2.3 million to our high performance computing operations. The average cost of mining each Bitcoin for Q3 2022 was approximately $18,300, compared to approximately $17,700 per Bitcoin in Q3 2021. The increase in average cost of mining Bitcoin was due to a combination of increased Bitcoin network difficulty and higher power prices, largely offset by the deployment of a more efficient mining fleet. Notably, the cost decreased by $7,600 or 29% as compared to the quarter ended June 30, 2022 primarily due to improved energy prices. Depreciation expense increased to $25.3 million during Q3 2022 compared to $5.2 million in Q3 2021, driven by the significant deployment of new mining equipment over the past twelve months as well as $1.3 million of depreciation from our newly acquired high performance computing operations.

For more information, please refer to the Management’s Discussion & Analysis and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021. These documents will be available on the Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com, and under the Company’s EDGAR profile at www.sec.gov.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “Adjusted EBITDA” and “Mining profit” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8, to their nearest IFRS measure and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021.

Mining Profit

“Mining profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining profit measure provides the investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles Gross profit to our non-IFRS measure, Mining profit:

	Three Months Ended		Nine Months Ended
For the periods ended September 30	2022	2021	2022	2021
Gross profit (loss)	$(13,940)	$29,107	$(1,326)	$58,231
Add (deduct):
Revenue from hosting	–	(2,406)	(751)	(6,024)
Revenue from high performance computing	(4,403)	–	(12,404)	–
Site operating costs attributable to hosting	–	1,616	797	4,417
Site operating costs attributable to high performance computing	2,304	–	6,189	–
Depreciation	25,339	5,192	64,608	13,972
Mining profit	$9,300	$33,509	$57,113	$70,596

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income (loss) to our non-IFRS measure, adjusted EBITDA:

For the periods ended September 30	Three Months Ended		Nine Months Ended
(CAD thousands)	2022	2021	2022	2021
Net income (loss)	$(23,786)	$23,374	$(56,145)	$38,468
Add (deduct):
Net finance (income) costs	1,865	(186)	4,700	(1,173)
Depreciation and amortization	25,683	5,192	65,524	13,972
Share based payment	1,895	2,801	5,171	7,325
Gain on disposition of digital assets	–	–	–	(182)
Foreign exchange loss	844	759	1,528	1,402
Share based payment taxes withholding	–	–	–	1,246
One-time transaction costs	–	455	1,611	923
Deferred income tax (recovery) expense	–	(5,676)	9,593	(6,455)
Sales tax expense	–	4,001	913	5,802
Reevaluation (gain) loss of digital assets	(7,340)	–	97,558	–
(Gain) loss on revaluation of warrants	2,917	–	(94,504)	–
Adjusted EBITDA	$2,078	$30,720	$35,949	$61,328

CORPORATE UPDATES

On September 15, 2022, the Ethereum network changed its consensus mechanism from proof-of-work to proof-of-stake, and as a result, the Company is no longer using its fleet of graphics processing units (“GPUs”) to mine the Ethereum network. Hut 8 is re-deploying its fleet of GPUs into certain high performance computing data centres and will continue to explore new opportunities to leverage the hardware, including in the zero-knowledge proof and Layer 2 space, as well as rendering and machine learning.

On November 9, 2022, the Company delivered a notice of event of default to Validus Power Corp. (“Validus”), a third-party supplier of energy to the Company’s mining facility in North Bay, Ontario. Validus has failed to achieve certain key operational milestones by the dates contemplated under the terms of the power purchase agreement (“PPA”) it entered into with the Company. Validus has also demanded that the Company make payments for delivery of energy that are higher than those negotiated under the terms of the PPA. Hut 8 has been in ongoing dialogue with Validus in an attempt to mitigate the operational and commercial impacts arising from the Validus defaults and Validus’ failure to meet its contractual obligations under the PPA. However, such mitigation efforts have been unsuccessful to date and the Company was required to deliver the notice of event of default.

The Company intends to pursue all legal remedies available to it to enforce the terms of the PPA and will provide additional updates to the market in respect of the North Bay facility as appropriate. Notwithstanding the notice of event of default, the Company is exploring alternatives to mitigate any potential effect on its operations, including through potential organic and inorganic growth opportunities. There is no assurance that energy will continue to be delivered on an uninterrupted basis to North Bay under the terms of the PPA. Such actions may hinder the Company’s ability to continue its mining activities at the North Bay site, and if any such mining activities are continued, they may not be performed at previously disclosed rates.

For more information, refer to the Management’s Discussion & Analysis of the Company referred to above.

CONFERENCE CALL

Hut 8’s Q3 2022 conference call will begin at 10 a.m. ET on November 10, 2022. Those wishing to join via telephone should dial in 5 minutes early:

•	Toll-free (North America): 1-888-664-6392 access code: 91939832#

ANALYST COVERAGE OF HUT 8 MINING

A full list of Hut 8 Mining analyst coverage can be found here.

FORWARD-LOOKING INFORMATION

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; the Company’s ability to re-deploy its fleet of GPUs into other revenue generating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; and projected hash rate, expenses and profitability.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments, transaction costs and fluctuations in energy prices and the Company’s energy requirements.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; regulatory changes; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic (or a material escalation thereof); climate change; currency risk, lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; counterparty risk; failure to achieve intended benefits of power purchase agreements, including the Company’s PPA with Validus; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022, and Hut 8’s other continuous disclosure documents which are available on Company’s website at www.hut8mining.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Investor contact:
Sue Ennis
sue@hut8mining.com

Media contact:
Yamini Coen
yamini.coen@hut8mining.com